                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended September 30, 1997

                         Commission file number: 1-12238

             Mental Health Management, Inc. Employees' Savings Plan


                               MHM Services, Inc.
                      8000 Towers Crescent Drive, Suite 800
                             Vienna, Virginia 22182

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

SEPTEMBER 30, 1997 AND 1996

INDEX


Independent Auditors' Report


FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Plan Benefits as of September 30, 1997 and 1996

     Statements of Changes in Net Assets Available for Plan Benefits for the years ended September 30, 1997, 1996 and 1995

     Notes to Financial Statements

SCHEDULE I -- ITEM 27a

     Schedule of Assets Held for Investment Purposes as of September 30, 1997

SCHEDULE II -- ITEM 27d

     Schedule of Reportable Transactions for the year ended September 30, 1997

SIGNATURE
EXHIBIT__

     Consent of Independent Auditors-KPMG Peat Marwick LLP
     Consent of Independent Auditors-Deloitte & Touche LLP

INDEPENDENT AUDITORS' REPORT



To the Trustees and Participants of the
     Mental Health Management, Inc. Employees' Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Mental Health Management, Inc. Employees' Savings Plan (the "Plan") as of September 30, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying statement of changes in net assets available for plan benefits for the year ended September 30, 1995, was audited by other auditors whose report thereon dated April 13, 1996, expressed an unqualified opinion on that statement.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of September 30, 1997 and 1996 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the foregoing table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The 1997 and 1996 Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


McLean, Virginia
May 22, 1998

                                                          KPMG Peat Marwick LLP

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the
 Mental Health Management, Inc. Employees' Savings Plan:

We have audited the accompanying statement of changes in net assets available for plan benefits for the year ended September 30, 1995 of the Mental Health Management, Inc. Employees' Savings Plan (the "Plan"). This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly in all material respects, the changes in net assets available for plan benefits of the Mental Health Management, Inc. Employees' Savings Plan for the year ended September 30, 1995 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 13, 1996

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

September 30, 1997

========================================================================================================================

                                                                   Supplemental Information by Fund
                                             ---------------------------------------------------------------------------
                                                  Large           Large         Small                       Intermediate
                                               Cap. Value      Cap. Growth   Cap. Growth     International      Fixed
Assets                                           Equity           Equity        Equity          Equity         Income
------------------------------------------------------------------------------------------------------------------------

Investments - at fair value                  $  412,921          295,688       387,113         149,232        101,050
Participant loans                                     -                -             -               -              -
Employee contributions receivable                 1,121            1,007         1,517             904            579
Employer contributions receivable                     -                -             -               -              -
Other receivables (payables)                          -                -             -               -              -
------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits       $  414,042          296,695       388,630         150,136        101,629
========================================================================================================================

=================================================================================================

                                                       Supplemental Information by Fund
                                             ----------------------------------------------------
                                                          MHM      MEDIQ
                                              Stable     Common    Common     Loan
Assets                                         Value     Stock      Stock     Fund        Total
-------------------------------------------------------------------------------------------------

Investments - at fair value                  162,901    109,563   116,962         -    1,735,430
Participant loans                                  -          -         -    36,320       36,320
Employee contributions receivable              1,459        353         -         -        6,940
Employer contributions receivable                  -     11,166         -         -       11,166
Other receivables (payables)                    (810)         -         -         -         (810)
-------------------------------------------------------------------------------------------------

Net assets available for plan benefits       163,550    121,082   116,962    36,320    1,789,046
=================================================================================================

See accompanying notes to financial statements.

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

September 30, 1996

====================================================================================================================


                                                                Supplemental Information by Fund
                                            ------------------------------------------------------------------------
                                               Large         Large          Small                       Intermediate
                                             Cap. Value   Cap. Growth    Cap. Growth    International      Fixed
Assets                                         Equity       Equity          Equity          Equity         Income
--------------------------------------------------------------------------------------------------------------------

Investments-at fair value                   $  371,834     275,488         442,430         141,842        126,218
Participant loans                                    -           -               -               -              -
Employer contributions receivable                    -           -               -               -              -
Other receivables (payables)                         -           -               -               -           (629)
--------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits      $  371,834     275,488         442,430         141,842        125,589
====================================================================================================================

====================================================================================================================


                                                      Supplemental Information by Fund
                                            ---------------------------------------------------
                                                         MHM      MEDIQ
                                             Stable     Common    Common    Loan
Assets                                        Value     Stock     Stock     Fund        Total
-----------------------------------------------------------------------------------------------

Investments-at fair value                   134,976     35,369   91,709         -    1,619,866
Participant loans                                 -          -        -    58,575       58,575
Employer contributions receivable                 -      9,798        -         -        9,798
Other receivables (payables)                 (1,182)        86       (6)        -       (1,731)
-----------------------------------------------------------------------------------------------

Net assets available for plan benefits      133,794     45,253   91,703    58,575    1,686,508
===============================================================================================

See accompanying notes to financial statements.

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended September 30, 1997

==============================================================================================================================

                                                                            Supplemental Information by Fund
                                                         ---------------------------------------------------------------------
                                                              Large         Large        Small                    Intermediate
                                                           Cap. Value   Cap. Growth   Cap. Growth   International    Fixed
                                                             Equity         Equity       Equity        Equity        Income
------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1,
  1996                                                   $  371,834        275,488      442,430       141,842       125,589
Additions:
        Employee contributions                               45,155         37,673       43,086        27,893        20,941
        Employer contributions                                    -              -            -             -             -
        Investment income                                    21,798          9,435       47,584         9,145         7,203
        Net realized/unrealized gains (losses)               99,786         65,551        4,742         7,169         1,170
        Transfers in                                         22,168          7,718       13,980         5,077        17,364
------------------------------------------------------------------------------------------------------------------------------

Total additions                                             188,907        120,377      109,392        49,284        46,678
------------------------------------------------------------------------------------------------------------------------------

Deductions:
        Benefit payments                                    145,051         91,817      136,727        37,513        55,524
        Transfers out                                         1,648          7,353       26,465         3,477        15,114
------------------------------------------------------------------------------------------------------------------------------

Total deductions                                            146,699         99,170      163,192        40,990        70,638
------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                   42,208         21,207      (53,800)        8,294       (23,960)
------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30,
  1997                                                   $  414,042        296,695      388,630       150,136       101,629
==============================================================================================================================

=============================================================================================================

                                                                   Supplemental Information by Fund
                                                         ----------------------------------------------------
                                                                      MHM       MEDIQ
                                                          Stable     Common     Common     Loan
                                                           Value      Stock     Stock      Fund      Total
-------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1,
  1996                                                   133,794     45,253     91,703    58,575   1,686,508
Additions:
        Employee contributions                            51,006      7,093          -         -     232,847
        Employer contributions                                 -     37,656          -         -      37,656
        Investment income                                  6,206        103          -         -     101,474
        Net realized/unrealized gains (losses)              (869)    41,474     37,552         -     256,575
        Transfers in                                       5,370          -          -         -      71,677
-------------------------------------------------------------------------------------------------------------

Total additions                                           61,713     86,326     37,552         -     700,229
-------------------------------------------------------------------------------------------------------------

Deductions:
        Benefit payments                                  27,421      8,397     12,293    11,271     526,014
        Transfers out                                      4,536      2,100          -    10,984      71,677
-------------------------------------------------------------------------------------------------------------

Total deductions                                          31,957     10,497     12,293    22,255     597,691
-------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                29,756     75,829     25,259   (22,255)    102,538
-------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30,
  1997                                                   163,550    121,082    116,962    36,320   1,789,046
=============================================================================================================

See accompanying notes to financial statements.

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended September 30, 1996

===================================================================================================================================

                                                                               Supplemental Information by Fund
                                                          -------------------------------------------------------------------------
                                                                Large         Large         Small                     Intermediate
                                                             Cap. Value    Cap. Growth   Cap. Growth   International     Fixed
                                                               Equity        Equity         Equity        Equity         Income
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1,
  1995                                                    $   433,267       360,562        411,985       185,718        155,727
Additions:
       Employee contributions                                  66,842        72,511        106,125        31,623         52,458
       Employer contributions                                       -             -              -             -              -
       Investment income                                       13,975        16,405         61,099         7,724         10,734
       Net realized/unrealized gains (losses)                  42,746        32,660         23,436         1,749         (4,743)
       Transfers in                                             2,017           664         34,141         7,011          6,984
-----------------------------------------------------------------------------------------------------------------------------------

Total additions (deductions)                                  125,580       122,240        224,801        48,107         65,433
-----------------------------------------------------------------------------------------------------------------------------------

Deductions:
       Benefit payments                                       168,071       199,264        192,263        88,558         94,865
       Transfers out                                           18,942         8,050          2,093         3,425            706
-----------------------------------------------------------------------------------------------------------------------------------

Total deductions                                              187,013       207,314        194,356        91,983         95,571
-----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                    (61,433)      (85,074)        30,445       (43,876)       (30,138)
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30,
  1996                                                    $   371,834       275,488        442,430       141,842        125,589
===================================================================================================================================

===============================================================================================================

                                                                     Supplemental Information by Fund
                                                          -----------------------------------------------------
                                                                       MHM        MEDIQ
                                                           Stable     Common      Common     Loan
                                                           Value      Stock       Stock      Fund     Total
---------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1,
  1995                                                    192,641    176,222     198,568   64,242   2,178,932
Additions:
       Employee contributions                              53,481      9,382           -        -     392,422
       Employer contributions                                   -     67,316           -        -      67,316
       Investment income                                    7,552          -           -        -     117,489
       Net realized/unrealized gains (losses)              (1,105)  (157,132)      3,445        -     (58,944)
       Transfers in                                        20,002         72           -   16,634      87,525
---------------------------------------------------------------------------------------------------------------

Total additions (deductions)                               79,930    (80,362)      3,445   16,634     605,808
---------------------------------------------------------------------------------------------------------------

Deductions:
       Benefit payments                                   136,624     50,447      80,615        -   1,010,707
       Transfers out                                        2,153        160      29,695   22,301      87,525
---------------------------------------------------------------------------------------------------------------

Total deductions                                          138,777     50,607     110,310   22,301   1,098,232
---------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                (58,847)  (130,969)   (106,865)  (5,667)   (492,424)
---------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30,
  1996                                                    133,794     45,253      91,703   58,575   1,686,508
===============================================================================================================

See accompanying notes to financial statements.

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

September 30, 1995

===================================================================================================================================

                                                                               Supplemental Information by Fund
                                                              ---------------------------------------------------------------------
                                                                   Large         Large         Small                   Intermediate
                                                                Cap. Value    Cap. Growth   Cap. Growth   International   Fixed
                                                                  Equity         Equity        Equity        Equity       Income
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1, 1994       $  394,731        326,340       305,840       184,491       176,251

Additions:
       Employee contributions                                     91,920         90,926        91,627        70,766        59,521
       Employer contributions                                          -              -             -             -             -
       Investment income                                          15,177          2,511         1,531         5,402        10,428
       Net realized/unrealized gains (losses)                     66,824         80,743       105,592          (807)        5,288
       Transfers in                                                6,038          5,118        20,291         4,479         5,295
-----------------------------------------------------------------------------------------------------------------------------------

Total additions                                                  179,959        179,298       219,041        79,840        80,532
-----------------------------------------------------------------------------------------------------------------------------------

Deductions:
       Benefit payments                                          122,620        129,311       112,339        77,058        83,613
       Transfers out                                              18,803         15,765           557         1,555        17,443
-----------------------------------------------------------------------------------------------------------------------------------

Total deductions                                                 141,423        145,076       112,896        78,613       101,056
-----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                        38,536         34,222       106,145         1,227       (20,524)
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30, 1995    $  433,267        360,562       411,985       185,718       155,727
===================================================================================================================================

==================================================================================================================

                                                                       Supplemental Information by Fund
                                                           -------------------------------------------------------
                                                                         MHM         MEDIQ
                                                             Stable     Common      Common     Loan
                                                             Value      Stock       Stock      Fund       Total
------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1, 1994    125,311     100,180     209,279    48,318    1,870,741


Additions:
       Employee contributions                               49,381       6,841           -         -      460,982
       Employer contributions                                    -      80,757           -         -       80,757
       Investment income                                     7,070           -           -         -       42,119
       Net realized/unrealized gains (losses)                    -      35,036      62,402         -      355,078
       Transfers in                                          4,149          17           -    40,429       85,816
------------------------------------------------------------------------------------------------------------------

Total additions                                             60,600     122,651      62,402    40,429    1,024,752
------------------------------------------------------------------------------------------------------------------

Deductions:
       Benefit payments                                    (13,504)     46,541      72,767         -      630,745
       Transfers out                                         6,774          68         346    24,505       85,816
------------------------------------------------------------------------------------------------------------------

Total deductions                                            (6,730)     46,609      73,113    24,505      716,561
------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                  67,330      76,042     (10,711)   15,924      308,191
------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30, 1995 192,641     176,222     198,568    64,242    2,178,932
==================================================================================================================

See accompanying notes to financial statements.

MENTAL HEALTH MANAGEMENT, INC.
EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements

September 30, 1997 and 1996


(1)  DESCRIPTION OF THE PLAN

     The following description of the Mental Health Management, Inc. Employees' Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan provisions.

     GENERAL

     The effective date of the Plan was September 1, 1993. The Plan is a defined contribution plan. Employees are eligible to join the Plan upon completion of one year of service during which they have worked a minimum of 1,000 hours and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     Participants may contribute to the Plan from 1 percent to 15 percent of their salaries to be invested, as they choose, in the various funds described in note 3. The Plan provides that MHM Services, Inc. (formerly Mental Health Management, Inc.) (the Company) will make a matching contribution equal to $.50 for each $1.00 contributed by a participant, not to exceed 3 percent of the participant's compensation. The Company's matching contribution is made in cash to be used to purchase shares of the common stock of the Company for the accounts of the participants.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING

     A participant's accrued benefit is at all times fully vested and nonforfeitable upon death, retirement, disability or termination of employment.


                                                                    (Continued)

MENTAL HEALTH MANAGEMENT, INC.
EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements


(1)  CONTINUED

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years or up to ten years for the building, rehabilitation or purchase of a primary residence. The loans are secured by the balances in the participants' accounts and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

     PAYMENT OF BENEFITS

     Upon termination of service, participants may elect to receive a lump-sum payout of their accounts. If the account balance at termination exceeds $3,500, a participant may leave the money in the Plan after leaving the Company. Participants may also qualify for up to two hardship withdrawals per Plan year with respect to amounts attributable to basic contributions. In order to obtain a hardship withdrawal, participants must exhaust the possibility of all other withdrawals (other than hardship withdrawals) under the Plan. Upon receiving a hardship distribution, participants are suspended from making contributions to the Plan for one year.

     Distributions from the funds, with the exception of the MHM Services, Inc.
     (MHM) stock fund, are made in cash. Distributions from the MHM stock fund are in the form of the securities held; however, distributions of the Company's common stock shall be made in cash whenever the number of shares to be distributed is 100 or less.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                                                    (Continued)

MENTAL HEALTH MANAGEMENT, INC.
EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements


(2)  CONTINUED

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value which is determined by closing prices as of the last trading day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair market value. Dividends and interest are recorded when earned.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

(3)  INVESTMENT OPTIONS

     Contributions are invested in accordance with the written directions of the participants in one or more of the following funds:

     LARGE CAPITALIZATION VALUE EQUITY FUND

     The objective of this fund is to seek total return consisting of capital appreciation and dividend income by investing primarily in a diversified portfolio of highly liquid common stocks. The portfolio's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase.

     LARGE CAPITALIZATION GROWTH EQUITY FUND

     This fund seeks substantial capital appreciation over time by investing primarily in a diversified portfolio of common stocks, characterized by a growth of earnings at a rate faster than that of the S&P 500 index. The Portfolio's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase.

     SMALL CAPITALIZATION GROWTH EQUITY FUND

     This fund seeks to achieve maximum long-term capital appreciation through investing primarily in the common stock of "emerging growth" companies (total market capitalization of $550 million or less).

     INTERNATIONAL EQUITY FUND

     This fund seeks to achieve long-term capital appreciation through investing primarily in equity securities of companies domiciled outside the United States.

                                                                    (Continued)

MENTAL HEALTH MANAGEMENT, INC.
EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements


(3)  CONTINUED

     INTERMEDIATE FIXED INCOME FUND

     This fund seeks a high level of current income, with potential for some capital appreciation, while keeping risk at a minimum. The fund invests in high quality, intermediate-term fixed income securities.

     STABLE VALUE FUND

     This fund seeks to provide stable investment returns with a high degree of capital protection by investing primarily in contracts (GIC's and BIC's) that are guaranteed by high rated, major life insurance companies and banks, other GIC Collective Funds, and in cash equivalents.

     MHM SERVICES, INC. STOCK FUND

     Purchase of MHM common stock allows employees to invest in their Company stock over and above the matching contribution.

     MEDIQ STOCK FUND

     In August of 1993, the company spun off from MEDIQ Incorporated and formed a separate entity. This fund contains the common stock of MEDIQ Incorporated.

     Investment in each of these funds (with the exception of the MHM Services, Inc. Stock Fund) represents 5 percent or more of the Plan's net assets available for plan benefits at September 30, 1997.

     Pursuant to the Plan, with the exception of the Company's matching contributions, the selection of investment options is the sole responsibility of each participant. Neither the trustees nor the Company have any responsibility to select investment options or to advise participants in selecting their investment options. Subject to the applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and distributions from such funds are the sole source of payments made under the Plan.



                                                                    (Continued)

MENTAL HEALTH MANAGEMENT, INC.
EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements


(4)  EXPENSES

     Brokerage commissions and other expenses incurred in connection with the purchase or sale of securities, are charged directly to the Plan. The Plan also pays certain administrative expenses that amounted to $10,246, $13,865 and $12,403 as of September 30, 1997, 1996 and 1995, respectively. Other costs and expenses of the Plan are paid for by the Company.


     (5) INVESTMENTS

     Investment income and net realized/unrealized gains (losses) are comprised of the following for the years ended September 30, 1997, 1996 and 1995, respectively:

                                                  1997        1996      1995
     ---------------------------------------------------------------------------

     Investment income:
      Dividends                               $  24,215      31,011    29,012
      Capital gains distributions                77,259      86,478    13,107
     ---------------------------------------------------------------------------

                                              $ 101,474     117,489    42,119
     ---------------------------------------------------------------------------

     Realized/unrealized gains (losses):
      Realized gains                             63,488      68,174    10,761
      Unrealized gains (losses)                 203,333    (113,253)  356,720
      Administrative expense                    (10,246)    (13,865)  (12,403)
     ---------------------------------------------------------------------------

                                              $ 256,575     (58,944)  355,078
     ---------------------------------------------------------------------------

(6)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)  DIFFERENCES BETWEEN IRS FORM 5500 AND AUDITED FINANCIAL STATEMENTS

     Benefit claims payable to persons who have withdrawn from participating in a defined contribution plan are disclosed in the footnotes to the financial statements rather than on the statement of net assets available for plan benefits as a liability of the Plan. The benefits payable to persons who have withdrawn from participation is $2,717 and $44,662 as of September 30, 1997 and 1996, respectively. IRS Form 5500 requires the reporting of benefits payable as a liability to the Plan. (Continued)

MENTAL HEALTH MANAGEMENT, INC.
EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements


(8)  TAX STATUS

     The Plan has adopted a standardized 401(k) plan provided by Smith Barney Shearson. This standardized plan has received an opinion letter from the IRS dated August 2, 1993, which indicates that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

     Employee salary reduction contributions to the Plan, subject to an annual limitation of 15 percent of annual compensation, are not subject to income tax until withdrawn from the Plan as permitted under Section 401(k) of the IRC. Additionally, employees are not subject to federal income tax on the employer's contributions to the Plan or income earned thereon until withdrawn from the Plan.


(9)  SUBSEQUENT EVENTS

     Effective October 1, 1997, MHM Services, Inc. adopted a new 401(k) plan document. The plan provisions have basically remained the same. In addition, the trustee was changed in December 1997, as were the types of funds available for investment by the participants.

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes


September 30, 1997

=============================================================================================================

                                                                                                    Current
Issuer              Shares or units     Description                                        Cost       value
------------------------------------------------------------------------------------------------------------
*Smith Barney                26,167     Large Capitalization Value Equity Fund      $   275,246     412,921
*Smith Barney                16,282     Large Capitalization Growth Equity Fund         191,819     295,688
*Smith Barney                19,443     Small Capitalization Growth Equity Fund         298,305     387,113
*Smith Barney                13,230     International Equity Fund                       136,257     149,232
*Smith Barney                12,445     Intermediate Fixed Income Fund                  100,254     101,050
*Smith Barney               162,782     Stable Value Fund                               162,901     162,901
*MHM Services, Inc.          79,682     MHM Common Stock                                127,368     109,563
MEDIQ, Inc.                  13,863     MEDIQ Common Stock                               56,316     116,962
------------------------------------------------------------------------------------------------------------

                                        Total investments                           $ 1,348,466   1,735,430
=============================================================================================================

Plan                         36,320     Loan Fund (interest rates ranging from
                                          7% to 10%, maturing through 2000)         $    36,320      36,320
=============================================================================================================

*Party-in-interest

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions

Year ended September 30, 1997

===========================================================================================================================

                                                                  Number of                        Sales              Gain
                                                 Number of        shares or                 -------------------------------
Description                                   transactions            units       Purchases     Cost     Proceeds   (Loss)
---------------------------------------------------------------------------------------------------------------------------
Large Capitalization Value Equity Fund                  74            6,649     $   89,052           -          -        -

Large Capitalization Value Equity Fund                  38           11,468          -         111,827    150,378   38,551

Large Capitalization Growth Equity Fund                 73            3,463         54,295           -          -        -

Large Capitalization Growth Equity Fund                 39            6,733          -          73,957    101,567   27,610

Small Capitalization Growth Equity Fund                 78            6,173        103,499           -          -        -

Small Capitalization Growth Equity Fund                 31            9,894          -         149,017    166,372   17,355

International Equity Fund                               66            4,024         42,244           -          -        -

International Equity Fund                               35            4,026          -          41,178     43,041    1,863

Intermediate Fixed Income Fund                          72            5,549         44,540           -          -        -

Intermediate Fixed Income Fund                          37            8,901          -          71,795     71,877       82

Stable Value Fund                                       73           67,289         67,289           -          -        -

Stable Value Fund                                       30           36,827          -          36,827     36,827        -
===========================================================================================================================

                                    Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Mental Health Management, Inc.
                             Employees' Savings Plan



Date:                        By:
     -------------------        -------------------------------
                                Cleveland E. Slade
                                Vice President and
                                Chief Financial Officer
                                MHM Services, Inc.